April 23, 2021

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    General Motors Company
Form 10-K for the Year Ended December 31, 2020
Filed February 10, 2021
File No. 001-34960

To whom it may concern:

This letter from General Motors Company (“we”, “our”, “us”, “GM” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated April 16, 2021, relating to the Company’s Form 10-K for the Year Ended December 31, 2020 (File No. 001-34960) filed with the Commission on February 10, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2020
Note 2. Significant Accounting Policies
Automotive Financing - GM Financial, page 56

1.Please tell us your consideration of the qualitative disclosures required by ASC 842-30-50-3a and 3b.

Both the Company’s and GM Financial’s leasing activities, as lessor, are insignificant other than GM Financial’s investments in leased vehicles, which are accounted for as operating leases. GM Financial’s leased vehicle contracts are discrete arrangements with the lessee and any nonlease products or services acquired by the lessee at lease origination (e.g., excess wear and tear insurance, extended warranty/maintenance contracts, etc.) are purchased by the lessee from third parties and thus are not associated with GM Financial’s vehicle leasing activities. Because the Company’s lessor-related leasing activities are distinct and not embedded in other arrangements, determining whether a lease exists or how to separate a lease component from a nonlease component does not require management judgment.

The accounting policies for our leased vehicle portfolio are disclosed in the “Automotive Financing - GM Financial” and “Equipment on Operating Leases” subsections of Note 2 to the Company’s Consolidated Financial Statements. The Company believes the disclosures contained therein reasonably provide a general description of our equipment on operating lease activity, as required by paragraph 842-30-50-3.a(1), and information about the most significant assumption associated with this activity, as required by paragraph 842-30-50-3.b, which is the residual risk associated with the leased vehicle. Lease payments are generally fixed, and variable lease payments (e.g., charges arising for excess wear and tear and excess mileage) are accounted for upon expiry of the lease. The accounting for variable lease payments received from lessees upon lease termination is also disclosed in the “Automotive Financing - GM Financial” subsection of Note 2 to the Company’s Consolidated Financial Statements, which states that, “any payments received from lessees upon lease termination, are included in GM Financial interest, operating and other.” Variable lease payments received from lessees upon lease termination are an insignificant component of amounts collected under the terms of a lease.

Based on the above, we believe that the Company’s current disclosures adequately address the qualitative disclosures required by ASC 842-30-50-3a and 3b for all material aspects of our leased vehicle portfolio. However, in considering the Staff's comment, we believe the Company’s current disclosures can be slightly enhanced if GM Financial’s practice of extending a lease (paragraph 842-30-50-3a(3)) were to be disclosed, even though lease extensions are not a material component of the Company’s vehicle leasing activities. We also believe we can more clearly express why the Company is exposed to changes to vehicle residual values by better describing a lessee’s right to purchase the underlying asset (paragraph 842-30-50-3a(4)). As such, the Company will augment its Form 10-K disclosures on a prospective basis to qualitatively describe GM Financial’s lease extension practices and clarify the lessee’s right to purchase the underlying asset. The Company’s existing and planned additional disclosures associated with its leasing activities, as lessor, are as follows (additional planned disclosures in bold, underline):

Automotive Financing - GM Financial Income from operating lease assets, which includes lease origination fees, net of lease origination costs, is recorded as operating lease revenue on a straight-line basis over the term of the lease agreement. Extensions may be granted for up to six months and, if extended, the lessee is responsible for additional monthly payments. Gains or losses realized upon disposition of off-lease assets including any payments received from lessees upon lease termination, are included in GM Financial interest, operating and other.

Equipment on Operating Leases Equipment on operating leases, net consists of vehicle leases to retail customers with lease terms of two to five years and vehicle sales to rental car companies that are expected to be repurchased in an average of seven months. Lessees generally may purchase the leased vehicle at the maturity of the lease by paying the contract residual value determined at time of origination of the lease. Since the lessee is not obligated to purchase the vehicle at the end of the contract, we are exposed to changes in the residual values of these assets. The residual values represent estimates of the values of the leased vehicles at the end of the lease agreements and are determined based on forecasted auction proceeds when there is a reliable basis to make such a determination. Realization of the residual values is dependent on the future ability to market the vehicles under prevailing market conditions. The estimate of the residual value is evaluated over the life of the arrangement and adjustments may be made to the extent the expected value of the vehicle changes. Adjustments may be in the form of revisions to the depreciation rate or recognition of an impairment charge. A lease vehicle asset group is determined to be impaired if an impairment indicator exists and the expected future cash flows, which include estimated residual values, are lower than the carrying amount of the vehicle asset group. If the carrying amount is considered impaired an impairment charge is recorded for the amount by which the carrying amount exceeds fair value of the vehicle asset group. Fair value is determined primarily using the anticipated cash flows, including estimated residual values. In our automotive operations when a vehicle that is accounted for as a lease is returned the asset is reclassified from Equipment on operating leases, net to Inventories at the lower of cost or net realizable value. Upon disposition, proceeds are recorded in Automotive net sales and revenue and costs are recorded in Automotive and other cost of sales. In our automotive finance operations when a leased vehicle is returned or repossessed the asset is recorded in Other assets at the lower of amortized cost or net realizable value. Upon disposition a gain or loss is recorded in GM Financial interest, operating and other expenses for any difference between the net book value of the leased asset and the proceeds from the disposition of the asset.

Form 8-K dated February 10, 2021
Exhibit 99.1, page 1

2.In the third bullet, you highlight your Full-year EBIT-adjusted margin without providing comparable GAAP guidance. When presenting non-GAAP measures in your earnings release, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Exhibit 99.2 should be similarly revised.

In response to the Staff's comment, the Company will ensure that its disclosures in future filings with the Commission (including any documents furnished therewith), beginning with the period ended March 31, 2021, will present GAAP net income margin with equal or greater prominence to non-GAAP EBIT-adjusted margin.

3.Please revise your reconciliation of EBIT-adjusted on page 3 to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff's comment, the Company will ensure, beginning with the period ended March 31, 2021, that when it reconciles non-GAAP EBIT-adjusted to GAAP net income attributable to stockholders in its future disclosures that the reconciliation will begin with GAAP net income attributable to stockholders.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 657-5193.

Very Truly Yours,

/s Christopher T. Hatto
Christopher T. Hatto
Vice President, Global Business Solutions and
Chief Accounting Officer